

November 12, 2010

Mr. Perry Choiniere
Global Biotech Corp.
500 St-Martin West, Suite 550
Laval, Quebec H7M3Y
Attention: Mr. Gilles Poliquin, Esq.

       Re: **Global Biotech Corp.**
             Form 10-K for the Fiscal Year Ended November 30, 2009
             Filed March 1, 2010
             Form 10-Q for the Quarterly Period Ended February 28, 2010
             Filed April 14, 2010
             Form 10-Q for the Quarterly Period Ended May 31, 2010
             Filed July 16, 2010
             File No. 0-33271

Dear Mr. Choiniere:

      We issued comments to you on the above captioned filings on **September 15, 2010**. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **November 26, 2010** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by **November 26 2010**, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact **Yong Kim**, Staff Accountant at 202-551-3323 or me at 202-551-3737 if you have any questions.

Sincerely,

Jennifer Thompson
Branch Chief